Exhibit 99.1

New Gold Announces Third Quarter Results
at Record Low Total Cash Cost with Cash of $391 Million

(All figures are in US dollars unless otherwise indicated)

November 4, 2010 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces financial and operational results for the third quarter of 2010. New Gold had an excellent third quarter with gold sales of 89,692 ounces at a total cash cost(1) of $435 per ounce, net of by-product sales, resulting in earnings from mine operations of $46.7 million and cash flow from operations of $35.5 million. New Gold is also pleased to reiterate its 2010 full year guidance of 330,000 to 360,000 ounces of expected gold production at a total cash cost(1) of $445 to $465 per ounce sold, net of by-product sales.

Third Quarter Highlights

▪	Cash flow from operations increased by 492% to $35.5 million from $6.0 million in the same period in 2009

▪	Earnings from mine operations increased by 107% to $46.7 million from $22.6 million in the same period in 2009

▪	Gold production increased by 15% to 91,332 ounces from 79,531 ounces in the same period in 2009

▪	Total cash cost(1), net of by-product sales, decreased by $35 per ounce to $435 per ounce from $470 per ounce in the same period in 2009

▪	Cerro San Pedro fully operational achieving record quarterly performance, producing 37,473 ounces of gold at a total cash cost(1) of $151 per ounce, net of by-product sales

▪
Underground development advance at New Afton exceeded plan by 20% as 1,066 metres of development were completed against a plan of 885 metres, with the highest ever monthly advance achieved in the month of September

▪	Cash balance increased by $15 million from the end of the second quarter to $391 million at September 30, 2010

▪	September 30, 2010 cash balance exceeds remaining capital required to complete New Afton project of approximately $365 million

“We are very pleased by delivering another strong quarter from our operations and how well New Gold is positioned today,” stated Randall Oliphant, Executive Chairman. “We have a fully-funded company with a foundation of three operations combined with two exciting organic growth projects in New Afton and El Morro. With the continued strength of the underlying commodity market, we look forward to New Gold’s continued cash flow growth in the coming years.”

Third Quarter Consolidated Financial Results

Consolidated revenue for the third quarter of 2010 was $127.1 million compared to $88.5 million for the same period in 2009. Revenue increased in 2010 as a result of increased gold sales as well as higher average realized gold prices in 2010. The average realized gold price in the third quarter of 2010 was $1,181 per ounce compared to $959 per ounce in the same period of the prior year.

Earnings from mine operations for the third quarter of 2010 were $46.7 million compared to $22.6 million for the same period in 2009. The increase in earnings from mine operations in 2010 was driven by increased gold sales, higher average realized gold prices and lower total cash cost(1) per ounce during the quarter.

Net earnings from continuing operations for the third quarter of 2010 were $27.4 million or $0.07 per share compared to $6.1 million or $0.02 per share for the same period in 2009. The third quarter 2010 net earnings included a pre-tax $12.9 million foreign exchange translation loss which was partially offset by the combination of a pre-tax gain on investments of $2.1 million and a pre-tax unrealized gain of $10.9 million related to the early repurchase option on the company’s senior secured notes. Comparatively, the third quarter of 2009 included a pre-tax $8.9 million foreign exchange translation loss which was partially offset by a pre-tax gain on investments of $5.3 million.

Cash flow from continuing operations for the third quarter of 2010 was $35.5 million compared to $6.0 million for the same period in 2009. The significant increase in quarterly cash flow is a direct result of the company's strong operating performance during the quarter coupled with higher realized commodity prices.

For the nine months ended September 30, 2010, the company generated $119.2 million in earnings from mine operations which resulted in $62.1 million, or $0.16 per share, of net earnings from continuing operations and $94.3 million in cash flow from operations.

New Gold's cash balance at the end of the quarter was $391.0 million representing a $14.9 million increase over the June 30, 2010 cash balance of $376.1 million. The company ended the quarter with $217.1 million of debt, which is due in 2014 and 2017. The increase in the debt balance was attributable to the appreciation of the Canadian dollar and the accretion of the debt component of the convertible note.

Operations Overview

Collectively, the company’s three operating mines, Mesquite, Cerro San Pedro and Peak Mines, had another strong quarter with gold production up 15% and total cash cost(1), net of by-product sales, lower by $35 per ounce. The resulting cash flow from the three operating assets has continued to strengthen New Gold’s balance sheet with the cash balance further increasing during the quarter despite the company’s increased capital expenditures as it continues to develop the New Afton project. New Gold is very well positioned as it continues to internally fund the development of New Afton, the company’s exciting, near-term development project which is anticipated to start production in mid-2012.

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“With over three-quarters of the year now behind us, we are pleased with the performance of our operations and the continued development of New Afton, which remains on time and on budget for a production start in mid-2012,” stated Robert Gallagher, President and Chief Executive Officer. “Our gold production remains right on target for the year, with costs coming down significantly, from those realized in the first and second quarters, reflecting the efficiency of our operations and positive impact of our silver and copper by-products.”

Historical figures presented below include gold production, sales and total cash cost(1) per ounce for the first nine months of 2009 which includes results prior to the completion of the acquisition of Western Goldfields Inc. and the Mesquite Mine on June 1, 2009.

Cerro San Pedro Fully Operational with another Strong Quarter

Gold sales in the third quarter at Cerro San Pedro increased by 40% to 38,090 ounces from 27,193 ounces in the same period in 2009. The increased gold sales, together with a significant reduction in total cash cost(1) per ounce of gold sold, net of by-product sales, to $151 from $416 in the third quarter of 2009 and higher realized gold prices, resulted in Cerro San Pedro generating $30.0 million in earnings from mine operations in the third quarter of 2010 compared to $8.5 million in the same period of the prior year. The average realized gold price in the third quarter of 2010 was $1,234 per ounce compared to $964 per ounce in the same period of the prior year.

The increased gold sales and production were a result of mining of higher grade ore per the mine plan sequencing and leach pad recoveries returning to more steady-state levels during the third quarter of 2010. The decrease in total cash cost(1) is a result of higher by-product revenues driven by both higher silver production and prices. These benefits were partially offset by the appreciation of the Mexican peso.

Silver sales in the third quarter were 748,704 ounces at an average realized price of $19.25 per ounce compared to 382,278 ounces at an average realized price of $14.83 per ounce in the third quarter of 2009. Silver sales and production increased during the quarter as a result of higher silver grades and improved silver recoveries from the leach pad.

For the nine months ended September 30, 2010, gold sales increased by 10% to 76,047 ounces from 68,857 ounces sold in the same period in 2009, while, over the same period, total cash cost(1) per ounce of gold sold, net of by-product sales, decreased to $277 from $394. As a result of the lower costs and higher realized gold prices, Cerro San Pedro generated $47.7 million in earnings from mine operations in the first nine months of 2010 compared to $17.6 million in the same period of the prior year. The average realized gold price for the first nine months of 2010 was $1,205 per ounce compared to $942 per ounce in the same period of the prior year.

The increased gold sales and production in the first nine months of 2010 were attributable to the mining of higher average grade ore and improved leach pad recoveries and were partially offset by the mining of fewer ore tonnes as a result of the delayed receipt of the explosives permit in the first quarter of 2010. The decrease in total cash cost(1) is driven by a combination of improved mining costs per tonne and higher by-product revenues in the first nine months of 2010. These benefits were partially offset by the appreciation of the Mexican peso during the first nine months of 2010 when compared to the same period in 2009.

Silver sales in the first nine months of 2010 were 1,447,560 ounces at an average realized price of $18.66 per ounce compared to 1,177,210 ounces at an average realized price of $13.75 per ounce in the same period of 2009.

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New Gold would also like to provide an update on the legal challenges at its Cerro San Pedro Mine. On July 19th, the company filed an appeal with the Collegiate Appeals Court in Mexico City against the July 7th decision by a lower court which upheld the November 2009 court decision ordering the cancellation of the company's Environmental Impact Statement. A decision on this most recent appeal is expected towards the end of 2010 or early 2011, and the company plans to explore further appeal opportunities if required. The company continues to work closely with SEMARNAT, the Mexican government’s environmental agency, and PROFEPA, the Mexican government’s environmental enforcement agency, as well as other levels of government and external stakeholders to achieve uninterrupted operation of the Cerro San Pedro Mine.

Mesquite Mine Looks Ahead to Stronger Fourth Quarter

Gold sales in the third quarter at Mesquite increased by 12% to 30,890 ounces from 27,594 ounces sold in the third quarter of 2009. As a result of increased gold sales and higher realized gold prices, Mesquite generated $6.3 million in earnings from mine operations in the third quarter of 2010 compared to $1.4 million in the same period of the prior year, despite an increase in total cash cost(1) to $708 per ounce from $662 per ounce in the prior year. The average realized gold price in the third quarter of 2010 was $1,079 per ounce compared to $947 per ounce in the same period of the prior year.

The increased gold sales and production at Mesquite during the third quarter were primarily driven by mining of higher grade ore, though still below reserve grade, as well as continued improvement in gold recoveries. The total cash cost(1) increase is attributable to lower truck operating efficiencies during the quarter as the sequencing of the mine plan led to mining in a smaller working area of the pit. This resulted in lower tonnes mined which, when combined with increased fuel costs, as both the volume and price of diesel consumed have increased over the prior year period and additional explosive costs, led to higher operating costs per tonne and, in turn, higher total cash cost(1) during the quarter.

For the nine months ended September 30, 2010, gold sales increased by 36% to 119,178 ounces from 87,647 ounces sold in the same period in 2009, while, over the same periods, total cash cost(1) per ounce of gold sold decreased to $619 from $624. As a result of the increased production, declining costs and higher realized gold prices, Mesquite generated $35.0 million in earnings from mine operations in the first nine months of 2010 compared to $9.6 million in the same period of the prior year. The average realized gold price for the first nine months of 2010 was $1,067 per ounce compared to $888 per ounce in the same period of the prior year.

The increased gold sales and production in the first nine months of 2010 were attributable to increased recoveries and higher average grades mined and were partially offset by lower ore tonnes mined. The drivers of the total cash cost(1) decrease during the first nine months of 2010 included a lower stripping ratio requiring fewer waste tonnes to be moved as well as the fixed portion of operating costs being distributed over increased gold ounces. These positive impacts were partially offset by the above noted cost increases.

Peak Mines Continues Steady Performance

Gold sales in the third quarter at Peak Mines were 20,712 ounces compared to 22,858 ounces sold in the third quarter of 2009. Over the same period, total cash cost(1) per ounce of gold sold, net of by-product sales, was $549 compared to $302, which, with higher realized gold prices, resulted in Peak Mines generating $10.4 million in earnings from operations during the third quarter of 2010 compared to $12.6 million in the same period of the prior year. The average realized gold price in the third quarter of 2010 was $1,234 per ounce compared to $968 per ounce in the same period of the prior year.

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Gold sales and production quarter-over-quarter remained relatively consistent as higher ore tonnes milled during the third quarter were offset by slightly lower grades. The increase in total cash cost(1) is primarily attributable to the appreciation of the Australian dollar as well as lower by-product revenues in the third quarter of 2010 when compared to the same period in the prior year.

Copper sales decreased in the third quarter to 2.3 million pounds at an average realized price of $3.33 per pound from 3.8 million pounds at an average realized price of $2.57 per pound in the same quarter of 2009. Copper sales and production decreased during the quarter as a result of lower copper grades. Copper sales were further negatively impacted by timing of concentrate shipments with significant copper sales anticipated in the fourth quarter.

For the nine months ended September 30, 2010, gold sales were 56,888 ounces compared to 61,653 ounces sold in the same period in 2009, while, over the same periods, total cash cost(1) per ounce of gold sold, net of by-product sales, was $393 compared to $332. As a result of the higher realized gold prices, and despite slightly lower gold sales and higher costs, Peak Mines generated $36.6 million in earnings from mine operations in the first nine months of 2010 compared to $31.0 million in the same period of the prior year. The average realized gold price for the first nine months of 2010 was $1,194 per ounce compared to $933 per ounce in the same period of the prior year.

Gold sales and production year to date were down slightly when compared to that of the prior year as ore milled and gold grade have been lower in the first nine months of 2010. The increase in total cash cost(1) is driven by the appreciation of the Australian dollar and an increase in Australian dollar denominated mining costs in the first nine months of 2010 when compared to the same period in the prior year and is partially offset by higher by-product revenues.

Copper sales for the nine months ended September 30, 2010 were 9.3 million pounds at an average realized price of $3.28 per pound compared to 9.1 million pounds sold at an average realized price of $2.32 per pound in the same period in 2009.

New Afton Underground Development Advance Beats Plan by 20%

New Gold's primary development project continued on schedule during the third quarter and is expected to commence production in the second half of 2012. The project includes an underground mine and concentrator which is expected to produce an annual estimated average of 85,000 ounces of gold, and 75 million pounds of copper.

During the third quarter of 2010, the New Afton underground development crews continued their advance, completing 1,066 metres of development, against a budget for the quarter of 885 metres, with September being a record month for development completed. With underground development now progressing under the first ore block, advance should continue to accelerate as the crews have multiple headings in which to move forward.

Project spending during the quarter was $22.5 million compared to $8.7 million in the same period in 2009. For the nine month period ended September 30, the project spending was $59.1 million, including $10.1 million of interest, compared to $52.6 million, including $9.2 million of interest, in the same period of the prior year.

In addition to the continued development advance, certain key construction projects also progressed during the quarter including:

▪	Installation of buried piping on surface which began in May now over 93% complete
▪	Continued installation of underground conveyor systems progressing as planned
▪	Construction of process water tank 50% complete

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Total project spending for 2010 at New Afton is projected to be approximately $130 million, including $21.0 million of interest.

Subsequent to the quarter end, the company exercised an option to acquire two separate 5% net profit royalty interests on the project for total consideration of C$2 million. The royalties had been established in 2002 and were held by individuals involved in the original staking of the New Afton property. Based on the company’s analysis of the future profitability of New Afton, the acquisition of these royalties for C$2 million is believed to be value enhancing and should further improve the economics of the project.

The company looks forward to production commencing in less than two years, as New Afton is expected to contribute significantly to New Gold's current portfolio of operating assets. The project remains fully-funded with the cash on New Gold’s Balance Sheet exceeding the remaining targeted project capital costs. As a low-cost operation, New Afton should meaningfully expand the company's operating margin and cash flow generation. At current commodity prices, the mine is expected to more than double the company's cash flow.

El Morro Project Update

El Morro is an advanced stage gold/copper project located in north-central Chile, Atacama Region, approximately 80 kilometres east of the city of Vallenar. The El Morro project is a world-class project with low expected cash costs and great organic growth potential in one of the best mining jurisdictions in the world.

The Environmental Impact Assessment necessary for the project permitting to proceed is being reviewed by government authorities and continues to advance with approval anticipated in late 2010 or early 2011. On receipt of the required permits, New Gold’s 70% joint venture partner, Goldcorp Inc., intends to begin development and pursue a drill program to further delineate and expand the current El Morro resource.

Third Quarter and Year to Date Production and Cash Cost(1) Overview

Results presented below are for the period of ownership for the Mesquite Mine (June 1, 2009).

Note: As announced on April 13, 2010, the company has sold the Amapari asset.

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Key Financial Information

At September 30, 2010, New Gold had a cash balance of $391.0 million, an increase of $14.9 million when compared to the June 30, 2010 cash balance. The net increase in the cash balance during the third quarter of 2010 is summarized below:

During the quarter, the company’s cash flow was, once again, in excess of the New Afton development costs and sustaining capital expenditures at New Gold’s operations. As a result of the appreciation in the Canadian dollar, the consolidated debt position of the company increased by $7.4 million to $217.1 million which includes: $172.8 million of 10% senior secured notes (face value of C$187 million), $40.4 million of 5% convertible debentures (face value of C$55 million) and $3.9 million in El Morro funding loans. The senior secured notes are due in 2017 and the convertible debentures are due in 2014 and have a C$9.35 conversion price.

2010 Fourth Quarter Outlook

While the third quarter was New Gold’s best operating quarter in 2010 as the company combined its highest quarterly gold sales with its lowest total cash cost(1), with continued strength in commodity prices, the fourth quarter of 2010 is anticipated to be another strong quarter for New Gold. Looking forward, gold production and sales are anticipated to continue to grow in the fourth quarter with further reductions in cash cost(1). Mesquite is moving into a higher grade portion of the pit which is expected to drive production higher with a commensurate decline in costs. Cerro San Pedro which has now demonstrated two consecutive quarters of excellent operating results is anticipating similar success to finish the year. Peak Mines should be mining higher grade gold and copper zones and will focus on bringing down the gold and copper inventories through increased concentrate shipments, both of which will positively impact production and costs in the fourth quarter of 2010. New Gold reiterates its 2010 full year guidance of 330,000 to 360,000 ounces of gold production at a total cash cost(1) of $445 to $465 per ounce sold, net of by-product sales.

Conference Call-in and Webcast

New Gold will discuss third quarter earnings results during a conference call and webcast on Friday, November 5, 2010 at 8:00 a.m. Eastern Time. Participants may join the conference by calling 1-416-340-2217 or toll-free 1-866-696-5910 in North America, and 800-8989-6336 toll-free outside of North America. The Passcode is 6463541. To listen to a recorded playback of the call after the event, please call 1-416-695-5800 or toll-free 1-800-408-3053 in North America - Passcode 4861765.

A live and archived webcast will also be available at www.newgold.com.

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About New Gold Inc.

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia. The company is expected to produce between 330,000 and 360,000 ounces of gold in 2010, growing to over 400,000 ounces in 2012. In addition, New Gold has a strong portfolio of development and exploration assets in North and South America. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form filed on March 26, 2010 and Management's Discussion and Analysis for the year ended December 31, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

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New Gold Inc.
Interim consolidated statements of operations
Three and nine month periods ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)
		Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Revenues	127,116	88,491	341,095	192,015
Operating expenses	(59,437)	(51,075)	(169,548)	(109,122)
Depreciation and depletion	(20,984)	(14,820)	(52,341)	(33,954)
Earnings from mine operations	46,695	22,596	119,206	48,939

Corporate administration	(7,009)	(5,527)	(23,689)	(15,299)
Business combination transaction costs	-	-	-	(6,583)
Exploration	(4,764)	(2,416)	(9,400)	(5,095)
Goodwill impairment charge	-	-	-	(189,634)

Income (loss) from operations	34,922	14,653	86,117	(167,672)
Other income (expense)
Realized and unrealized (loss) gain on gold contracts	-	(905)	-	7,256
Realized and unrealized gain on fuel contracts	-	-	-	797
Realized and unrealized gain on investments	2,126	5,288	7,018	14,987
Unrealized gain on prepayment option	10,916	-	11,568	-
Interest and other income	1,078	629	1,840	2,637
Gain on redemption of long-term debt	-	-	-	14,236
Interest and finance fees	(72)	(476)	(360)	(768)
Other expense	2	(715)	(2,063)	(715)
Loss on foreign exchange	(12,897)	(8,895)	(12,200)	(41,486)

Earnings (loss) before taxes	36,075	9,579	91,920	(170,728)
Income and mining taxes	(8,629)	(3,483)	(29,868)	(10,411)

Net earnings (loss) from continuing operations	27,446	6,096	62,052	(181,139)
Earnings (loss) from discontinued operations,	-	(1,995)	42,023	(5,527)
Net earnings (loss)	27,446	4,101	104,075	(186,666)

Earnings per share from continuing operations
Basic	0.07	0.02	0.16	(0.65)
Diluted	0.07	0.02	0.16	(0.65)

Earnings per share from discontinued operations
Basic	-	(0.01)	0.11	(0.02)
Diluted	-	(0.01)	0.10	(0.02)

Earnings per share
Basic	0.07	0.01	0.27	(0.67)
Diluted	0.07	0.01	0.26	(0.67)

Weighted average number of shares outstanding
(in thousands)
Basic	391,686	362,791	390,186	278,551
Diluted	401,564	370,727	399,628	278,551

(i) Stock option expense (a non-cash item included in corporate	1,779	1,909	6,379	4,846
administration)

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New Gold Inc.
Interim consolidated balance sheets
(Expressed in thousands of U.S. dollars)
(Unaudited)
	September 30,		December 31,
	2010		2009
	$		$
Assets
Current assets
Cash and cash equivalents	391,004		262,325
Restricted cash	-		9,201
Accounts receivable	8,528		10,345
Inventories	108,422		86,299
Future income and mining taxes	10,026		8,848
Current portion of mark-to-market gain on fuel contracts	256		706
Prepaid expenses and other	6,390		6,933
Current assets of operations held for sale	-		10,298
Total current assets	524,626		394,955

Investments	46,851		45,890
Mining interests	2,054,663		2,000,438
Future income tax asset	1,428		2,250
Reclamation deposits and other assets	29,227		17,646
Assets of operations held for sale (	-		27,080
Total assets	2,656,795		2,488,259

Liabilities
Current liabilities
Accounts payable and accrued liabilities	56,001		36,033
Current portion of long-term debt	-		12,088
Current portion of mark-to-market loss on gold contracts	32,832		19,206
Income and mining taxes payable	20,575		15,677
Current liabilities of operations held for sale	-		10,414
Total current liabilities	109,408		93,418

Reclamation and closure cost obligations	22,639		19,889
Mark-to-market loss on gold contracts	100,481		76,780
Future income and mining taxes	308,633		316,426
Long-term debt	217,088		225,456
Deferred benefit	46,276		-
Employee benefits and other	9,775		5,355
Liabilities of operations held for sale (	-		19,890
Total liabilities	814,300		757,214

Shareholders' equity
Common shares	1,822,785		1,810,865
Contributed surplus	84,225		82,984
Share purchase warrants	150,656		150,656
Equity component of convertible debentures	21,604		21,604
Accumulated other comprehensive loss	(34,991)		(29,205)
Deficit	(201,784)		(305,859)
	(236,775)		(335,064)
Total shareholders' equity	1,842,495		1,731,045
Total liabilities and shareholders' equity	2,656,795	#	2,488,259

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New Gold Inc.
Interim consolidated statements of cash flows
Three and nine month periods ended September 30,
(Unaudited)
		Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Operating activities
Net earnings (loss)	27,446	4,101	104,075	(186,666)
Loss (earnings) from discontinued operations	-	1,995	(42,023)	5,527
Items not involving cash
Goodwill impairment charge	-	-	-	189,634
Unrealized gain on gold contracts	(2,013)	(1,177)	(6,178)	(9,338)
Unrealized (gain) loss on fuel contracts	55	104	238	(679)
Unrealized foreign exchange loss	12,897	4,427	12,200	36,361
Unrealized and realized gain on investments	(2,126)	(5,288)	(7,018)	(14,616)
Loss on disposal of assets	3	-	1,046	-
Depreciation and depletion	20,906	14,701	52,356	34,207
Stock option expense	1,779	1,909	6,379	4,846
Unrealized gain on prepayment option	(10,916)	-	(11,568)	-
Remediation costs incurred	(18)	-	(44)	-
Future income and mining taxes	(5,736)	(3,461)	(4,484)	(211)
Gain on redemption of long-term debt	-	-	-	(14,236)
Other	-	1,310	-	2,657
Change in non-cash working capital	(6,783)	(12,619)	(10,727)	(22,861)
Cash provided by continuing operations	35,494	6,002	94,252	24,625
Cash provided by (used in) discontinued operations	-	352	(1,696)	5,982

Investing activities
Mining interests	(34,244)	(16,470)	(87,980)	(76,353)
Purchase of short term investment	-	-	-	(5,996)
Cash acquired in business combination and asset acquisition	-	-	-	20,735
Reclamation deposits	(2)	-	(45)	-
Receipt of accrued interest on investments	-	-	-	4,716
Reduction of restricted cash	-	-	9,201	-
Proceeds from disposal of assets	78	-	272	-
Cash received in El Morro transaction, net of transaction costs	-	-	46,276	-
Investment in El Morro	-	-	(463,000)	-
Proceeds from settlement of investments	-	5,996	48,112	13,285
Cash used in continuing operations	(34,168)	(10,474)	(447,164)	(43,613)
Cash provided by (used in) discontinued operations	-	(788)	34,410	(2,054)

Financing activities
Common shares issued	-	103,826	-	103,982
Repayment of short-term borrowings	-	(3,092)	-	(7,841)
Exercise of options to purchase common stock	379	-	6,789	-
El Morro loan	-	-	463,000	-
Repayment of long-term debt	-	-	(27,235)	(25,575)
Cash provided by continuing operations	379	100,734	442,554	70,566
Cash used in discontinued operations	-	-	-	(7,000)

Effect of exchange rate changes on cash and cash equivalents	13,207	6,255	5,497	8,995

Increase in cash and cash equivalents	14,912	102,081	127,853	57,501
Cash and cash equivalents, beginning of period	376,092	141,088	263,151	185,668
Cash and cash equivalents, end of period	391,004	243,169	391,004	243,169

Comprised of
Cash and cash equivalents of continuing operations	391,004	242,586	391,004	242,586
Cash and cash equivalents of discontinued operations	-	583	-	583
	391,004	243,169	391,004	243,169

Cash and cash equivalents are comprised of
Cash	120,133	63,496	120,133	63,496
Short-term money market instruments	270,871	179,673	270,871	179,673
	391,004	243,169	391,004	243,169

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For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

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